

April 11, 2022

Andrew Thomas
Chief Executive Officer
Skkynet Cloud Systems, Inc.
2233 Argentia Road, Suite 306
Mississauga , ON
Canada L5N 2X7

 Re: Skkynet Cloud Systems, Inc.
  Amendment No. 2 to Registration Statement on Form S-1
  Filed March 18, 2022
  File No. 333-262797

Dear Mr. Thomas:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1

Exhibits

1. Please file a revised legality opinion that is consistent with the number of shares that are being offered by selling shareholders in this offering. We note that the selling shareholders are offering 8,000,150 shares of common stock but the legality opinion indicates that you are registering 7,996,400 shares of common stock.

      You may contact Priscilla Dao, Staff Attorney, at (202) 551-5997 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Technology

cc: Claudia McDowell